ATCO
GROUP

Corporate Office

05009349

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

SUPPL

June 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Notice of Annual Meeting of Shareholders, filed March 30, 2005
- Notice of Annual Meeting of Shareholders (by Transfer Agent), filed March 30, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

I. Dunn

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

6/29

Enclosure(s)

FILE NO. 82-34745

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Thursday, May 12, 2005, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2004, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to consider and, if thought advisable, to pass an ordinary resolution confirming the enactment of amended By-law No. 1 of the Corporation, as described in the accompanying management proxy circular; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

All holders of Class I Non-Voting Shares or Class II Voting Shares may attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class II Voting Shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach ATCO Ltd., c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 10, 2005.

By order of the Board of Directors.

P. Spruin
Corporate Secretary

Calgary, Alberta
March 9, 2005

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

February 25, 2005

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities - New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland

Dear Sirs:

RE: ATCO Ltd.
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 12, 2005
RECORD DATE FOR NOTICE:	March 23, 2005
RECORD DATE FOR VOTING:	March 23, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 23, 2005
SECURITIES ENTITLED TO NOTICE:	Class I Non-Voting Class II Voting
SECURITIES ENTITLED TO VOTE:	Class II Voting

Yours truly,

"Signed"

CIBC MELLON TRUST COMPANY
Carol Strader Ham
Associate Manager
Client Relations
(403) 232-2443

Carol_Ham@cibcmellon.com

cc: Pat Spruin, ATCO Ltd.
CDS & Co.
Judy Power, CIBC Mellon Trust Company
The Toronto Stock Exchange